Exhibit 99. Additional Exhibits - Safe Harbor for Forward
Looking Statements

From time to time, the Company or its representatives have made or may make forward-looking statements, orally or in writing, in reports filed under the Securities Act of 1934, as amended, in press releases or in statements made with the approval of an authorized executive officer. The words or phrases "is expected," "will continue," "anticipates," "estimates," or similar expressions in any of these communications are intended to identify "forward-looking statements" within the meaning of Section 21E of the Securities Exchange Act of 1934 and Section 27A of the Securities Act of 1933, as enacted by the Private Securities Litigation Reform Act of 1995.

In connection with the safe harbor provisions of the Private
Securities Litigation Reform Act of 1995, the Company is hereby filing the following cautionary statements identifying important factors that could cause the Company's actual results to differ materially from those projected in such forward looking statements:

Increasing Competition; Pressure on Price and Margins.
The Company operates in a highly competitive marketplace, in which it competes with a variety of mail order marketers, retailers, dealers, distributors and local printers in the marketing of business forms, stationery and supplies to small businesses. Over the course of the past decade, mail order providers of business forms and stationery have experienced growth in excess manufacturing capacity. In addition, the Company has faced increasing competition from low-price, high-volume office supply chain stores. Improvements in the cost and quality of printing technology have increasingly allowed dealers, distributors and local printers to gain access to products of complex design and functionality at competitive prices. The Company currently anticipates that these trends will continue. No assurance may be given that competition will not have an adverse effect on the Company's business. In addition, if any of the Company's mail order competitors were to seek to gain or retain market share by reducing prices or increasing promotional discounting, the Company would be compelled to reduce its prices or match the discounts and thereby reduce its gross margin and profitability.


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Economic Cycles; Variability of Performance.
The Company's standardized forms and check business accounts for a large majority of its sales and profitability. The forms and check industry is highly competitive and generally characterized by mature products designed within well-established industry standards. The Company relies, in part, on net small business formations for growth in demand for its standardized form and check products. As a result, the Company's growth rate is closely correlated to the strength of its target small business market. The Company's revenue trends and operating profitability have been materially adversely affected by recession-related contractions in the small business economy in the past. The Company will continue to experience quarterly and annual variations in net sales and net income as a result of changes in the levels of small business formations and failures.

Technological Change; Product Obsolescence and Risks to
Competitive Advantage.
The Company's standardized business forms and related products are designed to provide small businesses with the financial and business records required to manage a business. Steady technological improvements have provided small businesses in several market segments with alternative means to enact and record business transactions. PC-based, point-of-sale, electronic form and electronic transaction systems have been designed to automate several of the functions performed by the Company's products. The price and performance characteristics of personal laser and ink-jet printing equipment have improved markedly in the recent past; thereby allowing small businesses a cost competitive means to print low-quality versions of Company forms on plain paper. In addition, the Internet has the potential to eliminate the Company's advantage of scale in direct marketing by providing all competitors with equal access to customers who purchase products over the Internet. In response, the Company has focused resources on development and procurement of new products less susceptible to technological obsolescence and has aggressively moved to develop a comprehensive electronic catalog of products to be utilized in retail-based kiosks, PC-based software and over the Internet. It should be noted that the Company's small business customers have proven to be relatively slow adapters of new technology which has minimized the adverse impact of these technological trends. However, the Company may give no assurance that continued technological change will not have a material adverse impact on the long-term prospects for the Company's business.

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Paper Costs and Postal Rates; Risks to Margins.
The cost of paper used to produce the Company's products, catalogs and advertising materials constitutes, directly or indirectly, approximately 20% of consolidated revenues. In addition, the Company is reliant on the U.S. Postal Service for delivery of most of the Company's promotional materials. Coated paper costs for promotional materials and postal rates for third class mail have increased significantly over the past decade. In addition, certain segments of the paper market have demonstrated considerable price volatility over the past five years. The Company has been able to counteract the impact of postal and paper cost increases with cost reduction programs and selected product price increases. Due to increased competition in the small business forms, stationery and supplies marketplace, no assurance may be given that the Company will be able to increase product pricing to compensate for future paper or postal cost increases. The inability to raise prices in response to paper or postal cost increases could reduce the Company's operating profitability and net income.

Customer Preferences; Investment Requirements & Sales Risk. The Company's core competency is the direct marketing, manufacturing and distribution of standardized forms and related products to small businesses. Newly-formed small business owners are increasingly demanding custom and color-coordinated products to create an image in addition to enabling the management of business transactions. The relative prices charged by local printers, contract printers and dealers for providing these custom and full-color printed products have been declining due to technological advances in composition systems and printing equipment. As a direct result, the cost advantage inherent to the Company's standardized forms and related printed products has declined. The Company is responding with focused investment in the infrastructure required to sell, compose, print and distribute custom and full-color products. This effort will include installation of an integrated and flexible information system architecture and the re-engineering of many of the Company's basic business functions. In addition, the Company will continue to invest in its dealer and technology-based channels that more readily support the interactive marketing required to sell custom and full-color products. However, the Company may give no assurance that the rate of decline in demand for standardized forms and related printed products will not accelerate, that the interactive marketing investments will prove successful, nor

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that the information systems re-engineering effort will not result in operating inefficiencies or unplanned expense. If any of such potential risks materialize, the Company's future net sales and net income could be materially adversely affected.

Response Rates and Customer Retention; Sales Risk.
Customer and prospect response rates to the Company's catalogs and promotional materials have remained relatively stable over time. Continued stability in prospect response and customer retention is primarily dependent on the continued relevancy of the range of the Company's products to the small business marketplace. New product introductions, to date, have generally offset declines in response rates and retention attributable to product obsolescence. However, the Company can make no assurances that its new product introductions will continue to offset the rate of obsolescence of its standardized forms products in the future. An increase in the rate of product obsolescence or a decline in new product introductions could negatively impact response rates and customer retention which, in turn, would have a materially adverse impact on the Company's long-term financial performance.

Prospect Lists; Sales Risk.
The Company's direct mail business has been characterized by a consistent level of average annual sales per customer. As such, net sales growth is dependent, in part, on an increase in customers served by the Company. Growth in the total number of direct mail customers served by the Company depends upon continued access to high-quality lists of newly-formed small businesses. In the past, the Company's ability to compile proprietary prospect lists was a distinct competitive advantage. However, the external list compilation industry has grown more sophisticated and currently markets comprehensive lists of newly-formed businesses to the Company and its competitors. At present, the Company relies on the speed of its delivery of promotional materials to prospective customers to gain advantage over competitors. However, the Company can make no assurances that its promotional material delivery advantage will be maintained over time. A deterioration in the Company's delivery advantage could have a materially adverse impact on the Company's business and financial performance.



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Governmental Regulations; Sales Risk.
Future governmental legislation or regulation including, but not limited to, the following potential regulatory actions have the potential to have a material adverse impact on the Company's business prospects: 1) institution of privacy laws could constrain the Company's ability to mail promotional materials or to telemarket to small businesses;
2) modification to U.S. Postal Service regulations with the effect of increasing postal rates or reducing postal delivery efficiency could have an adverse impact on the Company's marketing efforts; and 3)institution of a "general sales tax", "value added tax" or similar national tax could reduce demand for the Company's products. Although the Company has no current knowledge or belief that such adverse regulation, or similar governmental regulation, is pending or imminent, it may make no assurance that adverse governmental regulation will not have a material adverse impact on the Company's business in the future.

Acquisitions; Inherent Risk
From time to time the Company has acquired, or may acquire in the future, a majority ownership position in a company or substantially all of the assets related to a specific line of business. To date in Fiscal Year 1997, the Company has acquired Standard Forms Limited and Chiswick Trading, Inc. which, in the aggregate will comprise approximately 18% of the Company's future consolidated revenues. Such acquisitions are undertaken to enhance the Company's competitive position in the marketplace or to gain access to new markets, products, competencies or technologies. The Company has performed in the past and will perform in the future a business, financial and legal due diligence review in advance of an acquisition to corroborate the assumptions critical to projected future performance of an acquired entity and to identify the risks inherent to such projections. However, the Company can make no assurances that its due diligence review will identify all potential risks associated with the purchase, integration or operation of any acquired enterprise. If any of such potential risks materialize, the Company's future net sales and net income could be materially adversely affected.





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Other Risks; Variability of Performance.
The Company has experienced in the past and will experience in the future quarterly and annual variations in net sales and net income as a result of many factors, including, but not limited to, the timing of catalog mailings, catalog response rates, product mix, the timing and levels of selling, general and administrative expenses, cost reduction programs, timing of holidays and inclement weather. The Company's planned operating expenses are based on sales forecasts. If net sales performance falls below expectations in any given quarter or year, the Company's operating results could be materially adversely affected.